

November 29, 2011

Via E-mail
César Alienta Izuel
Chief Executive Officer
Telefónica, S.A.
Distrito C, Ronda de la Comunicación, s/n
28050 Madrid, Spain

> **Re: Telefónica, S.A**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 29, 2011**
> **File No. 1-09531**

Dear Mr. Izuel:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. We are aware of a September 2009 news report stating that you had confirmed your interest in pursuing investment opportunities in Cuba. We also note the representation in your letter to us dated April 13, 2005 that Telefónica Data Cuba was in the process of being liquidated. As you know, Cuba is identified as a state sponsor of terrorism by the U.S. State Department and is subject to U.S. economic sanctions and export controls administered by the U.S. Department of the Treasury's Office of Foreign Assets Control. Please describe to us any past, current, and anticipated contacts with Cuba, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements, since your 2005 letter to us, and tell us whether you have completed liquidation of your interest in Telefónica Data Cuba. Your response should describe any equipment, technology, or support that you have provided into Cuba, directly or indirectly, and any

agreements, commercial arrangements, or other contacts you have had with the government of Cuba or entities controlled by that government.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
Assistant Director
Division of Corporation Finance

Michael J. Willisch, Esq.
Davis Polk & Wardwell LLP